Filed by National Commerce Financial Corporation
Pursuant to Rule 425 under the Securities Act of
1933, as amended and deemed filed under Rule
14a-12 under the Securities Exchange Act of 1934,
as amended

Subject Company: National Commerce Financial Corporation Commission File No.: 333-116112

On July 19, 2004, SunTrust Banks, Inc. and National Commerce Financial Corporation issued the following press release:

SunTrust, NCF Announce Post-Merger Structure for Key Markets

ATLANTA and MEMPHIS, Tenn., July 19 -- SunTrust Banks, Inc. (NYSE: STI) and National Commerce Financial Corporation (NYSE: NCF) today announced the organizational configuration and senior management appointments for key banking markets in the companies' combined, post-merger geographic "footprint." Included is the establishment of a new Carolinas Banking Group that will serve as the focal point for expansion of the company's business in North Carolina and South Carolina.

According to L. Phillip Humann, SunTrust chairman, president and CEO, and William R. Reed Jr., National Commerce Financial president and CEO and vice chairman-designate of SunTrust, the changes will take effect upon completion of the companies' previously announced merger. Messrs. Humann and Reed noted that overall merger integration planning is "on track, on target and on schedule" for that completion to take place in the fourth quarter of 2004 pending regulatory and shareholder approval.

"Our announcement today underscores SunTrust's commitment to an operating model that places a high degree of decision-making authority in the hands of our local management teams while also making it easy for customers to benefit from the significant resources and capabilities that come from our position as one of the nation's largest banking organizations," said Mr. Humann.

"Under the post-merger structure National Commerce Financial customers will by and large continue to be served by the same people they know and trust, in the same locations as before," said Mr. Reed. "That's consistent with our number one merger goal: to make this transition a smooth and positive experience from the customer's standpoint."

The new Durham-based Carolinas Banking Group will encompass 254 branches and approximately 1,900 employees, and brings to four the number of SunTrust banking groups, the company's primary geographic banking units. The others are based in Atlanta (covering primarily Georgia and Tennessee), Orlando (covering Florida) and Richmond (covering Virginia, Maryland and the District of Colombia).

•	Richard Furr, currently chief operating officer of NCF has been designated chairman, president and CEO of the Carolinas Banking Group in the post-merger SunTrust organization. Scott Edwards, who is currently NCF's chief administrative officer, will be named Carolinas Banking Group credit officer.

The Group will consist of four regions in North Carolina and South Carolina:

•	Mecklenburg Region, based in Charlotte with Carl Wicker as chairman, president and CEO.

•	Triad Region, based in Greensboro with Rocky Johnson as chairman, president and CEO.

•	Triangle Region, headquartered in Raleigh with Robert Jones as chairman, president and CEO.

•	South Carolina Region, based in Greenville with Chuck Perry as chairman, president and CEO.

Messers. Wicker, Johnson and Perry are currently regional presidents in their respective markets for NCF's Central Carolina Bank. Mr. Jones, who currently serves as National Bank of Commerce's (NBC) chief credit officer, will succeed Rick Glover who has announced plans to retire.

Additionally,

•	John Stallings, currently director of retail banking for NCF with responsibility for small business and group banking, will become the Carolinas Banking Group Retail line of business manager, with additional responsibility for Business Banking and Private Banking.

•	Dan Hogan, who is currently NBC's regional president in Atlanta/Savannah/West Virginia/North Georgia, will become the Carolinas Group Commercial and Commercial Real Estate line of business manager.

SunTrust and NCF also announced the post-merger management structure for the combined company's Memphis operations, which will be part of the Atlanta-based Central Banking Group in the post-merger SunTrust organization.

•	David Popwell, currently NCF's executive vice president responsible for NCF's Financial Enterprise businesses has been named chairman and CEO of the newly created Memphis Region, which will become part of the Atlanta-based Central Banking Group. Mr. Popwell will also retain responsibility for the Financial Enterprise businesses -- Fleet One, Chapter 13, First Mercantile Trust and USI Alliance.

•	Bill Menkel, currently president of NBC in Memphis and Nashville, will become president of the Memphis Region with responsibility for the company's retail, commercial and commercial real estate businesses in that market.

ABOUT NATIONAL COMMERCE FINANCIAL

National Commerce Financial Corporation, headquartered in Memphis, Tennessee, is a sales and marketing organization that delivers select financial and consulting services through a national network of banking and non-banking affiliates. With $23 billion in assets, NCF operates almost 500 branches in 14 of the nation's fastest growing metropolitan areas throughout the southeast.

ABOUT SUNTRUST

SunTrust Banks, Inc., headquartered in Atlanta, Georgia, is one of the nation's largest commercial banking organizations. As of June 30, 2004 SunTrust had total assets of $128.1 billion and total deposits of $85.5 billion. The company operates through an extensive distribution network primarily in Florida, Georgia, Maryland, Tennessee, Virginia and the District of Columbia and also serves customers in selected markets nationally. Its primary businesses include deposit, credit, trust and investment services. Through various subsidiaries the company provides credit cards, mortgage banking, insurance, brokerage and capital markets services. SunTrust's Internet address is http://www.suntrust.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between SunTrust Banks, Inc. ("SunTrust") and National Commerce Financial Corporation ("NCF"), including future financial and operating results, SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SunTrust's and NCF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of SunTrust and NCF stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause SunTrust's and NCF's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K of SunTrust and NCF, and in the Quarterly Reports on Form 10-Q of SunTrust and NCF filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). The forward-looking statements in this press release speak only as of the date of the filing, and neither SunTrust nor NCF assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about SunTrust and NCF, without charge, at the Securities and Exchange Commission's internet site ( http://www.sec.gov ). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis, Tennessee, 38159; Attention: Investor Relations.

The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding SunTrust's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by SunTrust on March 2, 2004, and information regarding NCF's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by NCF on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.